FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations continue. See Instruction 1(b)								OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)
1. Name and Address of Reporting Person Mischell Thomas E.	2. Issuer Name and Ticker or Trading Symbol AMERICAN FINANCIAL GROUP, INC. (AFG)							6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) One East Fourth Street	3. IRS Identification, Number of Reporting Person, if an entity (Voluntary)				4. Statement for Month/Day/Year February 20, 2003			Director	10% Owner
								X Officer (give title below)	Other (specify below)
(Street) Cincinnati, Ohio 45202					5. If Amendment, Date of Original (Month/Day/Year)			Senior Vice President - Taxes

7. Individual or Joint/Group Filing (Check Applicable Line)
 X Form filed by One Reporting Person
    Form filed by More than One Reporting PersonForm filed by One Reporting Person
    Form filed by More than One Reporting Person

(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date	2A. Deemed Execution Date, if any	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned	6. Owner- ship Form: Direct	7. Nature of In- Direct Bene-
	(Month/ Day/ Year)	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price	Following Reported Transactions (Instr. 3 and 4)	(D) or Indirect (I) (Instr. 4)	Ficial Owner- ship (Instr. 4)
Common Stock								84,722	D
Common Stock								1,000	I	#1
Common Stock								300	I	#2
Common Stock								7,134.32	I	In ESPP Account (a)
Common Stock								7,298,144	I	RASP (b)
Common Stock								400.61	I	401-k(c)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. Over *If the form is filed by more than one reporting person, see Instruction 4(b)(v)

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FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or| Exercise Price of Deriv- ative	3. Trans- action Date	3A Deemed Execution Date, if any	4. Transac- tion Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month//Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative ecuri- ty	9. Number of Deriv- ative Secur- ities Bene-	10. Owner- ship Form of De- rivative Secur	11. Nature of In- direct Bene- ficial Owner-
	Security	(Month/ Day/ Year)	(Month/ Day/ Year)					Date	Expiration		Amount or	(Instr. 5)	icially Owned at End of	Ity Direct (D) or Indi-	Ship (Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	Number of Shares		Month (Instr. 4)	rect (I) (Instr. 4)
Employee Stock Option	$18.45	2/20/03		A		35,000		(d)	2/23/13	Common Stock	35,000		35,000	D

Explanation of Responses:

(a)   These shares were allocated to the Reporting Person's account under the Issuer's Employee Stock Purchase Plan as of December 31, 2002. Any purchases during 2003 will be reflected on a Form 5 for the year ended December 31, 2003.

(b)   These shares are held by the American Financial Group, Inc. Retirement and Savings Plan ("RASP") for which the Reporting Person acts as a Trustee with voting and dispositive power. The Reporting Person has no direct pecuniary interest in any shares of Common Stock held by the RASP.

(c)   The number of shares of Common Stock which would be represented by the value of the Reporting Person's Common Stock Fund account in the Issuer's Retirement and Savings Plan ("401(k) Plan"), based on a 401(k) Plan statement dated as of 12/31/02.

(d)   These Employee Stock Options ("Options") become exercisable as to 20% of the shares initially granted on the first anniversary of the date of grant, with an additional 20% becoming exercisable on each subsequent anniversary. The Options were granted under the Issuer's Stock Option Plan pursuant to Rule 16b-3.

Indirect No. 1 Represents one-half of the 2,000 shares held by a general partnership of which the Reporting Person is a 50% partner.
Indirect No. 2 By a minor child of the Reporting person.
Indirect No. 3 By a minor child of the Reporting person.

** Intentional mistatements or omissions of facts constitute Federal Criminal Violations.	Karl J. Grafe February 24, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	** Signature of Reporting Person Date
Thomas E. Mischell
By: Karl J. Grafe, as attorney-in-fact
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see instruction 6 for procedure.	Page 2 SEC 1474 (9-02)